SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         Schedule 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

               Transworld Home HealthCare, Inc.
                         (Name of Issuer)

            Common Stock, $.01 par value per share
               (Title of Class of Securities)

                         894081 10 8
                        (CUSIP Number)

Scott A. Shay, Hyperion Partners II L.P., 50 Charles Lindbergh
Blvd., Suite 500, Uniondale, NY 11553 (516) 745-6644
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                         July 31, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.




                    Page 1 of 12 Pages
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on following pages)












































                    Page 2 of 12 Pages
                         Schedule 13D

CUSIP No.  894081 10 8                  Page 3 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Partners II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,400,000- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,400,000- (1)(2)
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.3%(2)

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Power is exercised through its sole general partner,
                    Hyperion Ventures II L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of
                    Warrants.
                         Schedule 13D

CUSIP No.  894081 10 8                  Page 4 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Ventures II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,400,000- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,400,000- (1)(2)
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.3%(2)

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion
                         Partners II L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of
                         Warrants.
                         Schedule 13D

CUSIP No.  894081 10 8                  Page 5 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyperion Funding II Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,400,000- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,400,000- (1)(2)
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.3%(2)

14   TYPE OF REPORTING PERSON*
     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of
                    Hyperion Partners II L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of
                    Warrants.
                         Schedule 13D

CUSIP No.  894081 10 8                  Page 6 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lewis S. Ranieri

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,400,000- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,400,000- (1)(2)
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.3%(2)

14   TYPE OF REPORTING PERSON*
     IN
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.
(2) Excludes 3,000,000 shares issuable upon exercise of Warrants.
                         Schedule 13D

CUSIP No.  894081 10 8                  Page 7 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Scott A. Shay

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     -0-

8    SHARED VOTING POWER
     -4,400,000- (1)(2)

9    SOLE DISPOSITIVE POWER
     -0-

10   SHARED DISPOSITIVE POWER
     -4,400,000- (1)(2)
- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -4,400,000- (1)(2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.3%(2)

14   TYPE OF REPORTING PERSON*
     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners
                              II L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of
                    Warrants.





















































                    Page 8 of 12 Pages

CUSIP No.  894081 10 8

          The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Transworld Home HealthCare, Inc. (the "Schedule 13D"), is hereby amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.


Item 2.   Identity and Background.

          Item 2 is hereby supplemented by addition of the following:

          On July 31, 1996, pursuant to the Unit Purchase Agreement, the Fund purchased from Transworld an additional 3,800,000 Equity Units. DOH Approval has been received and, accordingly, the Fund may exercise the Warrants included in the Units purchased on May 29, 1996 and July 31, 1996.


Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 is hereby supplemented by addition of the following:

          On July 31, 1996, pursuant to the Unit Purchase Agreement, the Fund purchased 3,800,000 Equity Units at a price of $9.00 per Unit, for an aggregate purchase price of $34,200,000. The funds for the purchase of such Units were obtained from capital contributed to the Fund by its partners and by offsetting amounts owed to the Fund under the Subordinated Note and otherwise.


Item 4.   Purpose of Transactions.

          Pursuant to the Unit Purchase Agreement, upon the closing of the purchase by the Fund of the Additional Units on July 31, 1996, the Fund designated David M. Golush and Robert
Zalaznick to the Board of Directors of Transworld.


Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby amended by addition of the following:

          (a) The Fund owns 4,400,000 shares of Common Stock, constituting approximately 44.3% of the outstanding Common Stock

                    Page 9 of 12 Pages
CUSIP No.  894081 10 8

(on the basis of 9,931,668 shares outstanding as of July 26, 1996). In addition, the Fund owns 3,000,000 Warrants.

          DOH Approval has been received and, accordingly, the Fund may exercise the Warrants. As a result of its right to acquire Common Stock upon exercise of the Warrants, the Fund may be deemed under Rule 13d-3(d)(1)(i)(A) under the Act, to own beneficially 7,400,000 shares of Common Stock, constituting approximately 57.2% of the outstanding Common Stock (on the basis of 9,931,668 shares outstanding as of July 26, 1996).


Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          Pursuant to the Unit Purchase Agreement, upon the closing of the purchase by the Fund of the Additional Units on July 31, 1996, the Fund designated David M. Golush and Robert
Zalaznick to the Board of Directors of Transworld.

































                    Page 10 of 12 Pages
CUSIP No.  894081 10 8

Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1996


                         HYPERION PARTNERS II L.P.
                         By:  Hyperion Ventures II L.P.,
                              its general partner
                              By:  Hyperion Funding II Corp.,
                                   its general partner

                                   By: /s/ Scott A. Shay
                                      Name: Scott A. Shay
                                      Title: Executive Vice
                                             President


                         HYPERION VENTURES II L.P.
                         By:  Hyperion Funding II Corp.,
                              its general partner


                              By: /s/ Scott A. Shay
                                  Name: Scott A. Shay
                                  Title: Executive Vice
                                         President


                         HYPERION FUNDING II CORP.


                         By: /s/ Scott A. Shay
                             Name: Scott A. Shay
                             Title: Executive Vice
                                         President



                         /s/ Scott A. Shay
                               Scott A. Shay, as Attorney-in-Fact
                               for Lewis S. Ranieri

                         /s/ Scott A. Shay





                    Page 11 of 12 Pages
CUSIP No.  894081 10 8

                         EXHIBIT INDEX


          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              1(f)(1)(iii), filed previously with
                              the statement on Schedule 13D dated
                              June 6, 1996

          2.   Exhibit II -   Power of Attorney of Lewis S.
                              Ranieri, filed previously with the
                              statement on Schedule 13D dated
                              June 6, 1996

          3.   Exhibit III -  Unit Purchase Agreement,
                              incorporated by reference from
                              Exhibit No. 10.56 to Annual Report
                              on Form 10-K for the fiscal year
                              ended October 31, 1995, filed by
                              Transworld

          4.   Exhibit IV -   Note Purchase Agreement, incorpo-
                              rated by reference from Exhibit
                              No. 10.57 to Annual Report on Form
                              10-K for the fiscal year ended
                              October 31, 1995, filed by
                              Transworld

          5.   Exhibit V -    Stock Restriction Agreement, filed
                              previously with the statement on
                              Schedule 13D dated June 6, 1996

          6.   Exhibit VI -   Registration Rights Agreement,
                              incorporated by reference from
                              Exhibit No. 10.56 to Annual Report
                              on Form 10-K for the fiscal year
                              ended October 31, 1995, filed by
                              Transworld

          7.   Exhibit VII -  Secured Credit Agreement dated as
                              of August 15, 1995, filed
                              previously with the statement on
                              Schedule 13D dated June 6, 1996

          8.   Exhibit VIII - Form of Security Agreement dated as
                              of August 15, 1995, filed
                              previously with the statement on
                              Schedule 13D dated June 6, 1996





                    Page 12 of 12 Pages